U.S. SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, D. C.  20549

                         FORM 12b-25

                 NOTIFICATION OF LATE FILING

       [ ] Form  [ ] Form  [ ] Form   [X] Form  [ ] Form N-
         10-K       20F      11-K       10-Q       SAR


            For the Period Ended: June 30, 2000.

              [ ] Transition Report on Form
                          10-K
              [ ] Transition Report on Form
                          20-F
              [ ] Transition Report on Form
                          11-K
              [ ] Transition Report on Form
                          10-Q
              [ ] Transition Report on Form
                          N-SAR

      For the Transition Period Ended ________________

  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing
      checked above, identify the Item(s) to which the
                    notification relates:

               PART I - REGISTRANT INFORMATION

                  Full Name of Registrant:
             The Cyber Group Network Corporation

           Address of Principal Executive Office:
        897 Via Lata Drive, Suite M, Colton, CA 92324

                      SEC File Number:
                           0-28153

             PART II - RULES 12b-25 (b) and (c)

If   the   subject  report  could  not  be   filed   without
unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b) [Section 23,047], the following should be completed.

(Check box if appropriate)

[X]  (a)  The reasons described in reasonable detail in Part
III of this form could not be eliminated without reasonable effort or expense;

[ ] (b)(i) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or

[X]   (ii) The subject quarterly report or transition report
on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

[X]   (c)   The  accountant's  statement  or  other  exhibit
required by Rule 12b-25(c) has been attached if applicable.



                    PART III - NARRATIVE

The Company's independent auditors are in the process of completing their review of its financial statements for the calendar quarter ended June 30, 2000, and management believes that this review will be completed after August 15, 2000, but before August 20, 2000.

                 PART IV - OTHER INFORMATION

(1) Name and address of person to contact in regard to this notification:

Anthony Miller, President
The Cyber Group Network Corporation
897 Via Lata Drive, Suite M
Colton, CA 92324

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                      [X] Yes  [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                      [  ] Yes  [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The   Cyber  Group  Network  Corporation  has  caused   this
notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2000

By/s/ Anthony Miller
Anthony Miller, President